MM KARTON AG

- Profit for the period 14.7 % below previous year
- Significant decline in profit of MM Karton due to high cost pressure and increasing downtime
- MM Packaging stands its grounds
- Forecasting possibilities considerably limited by customers' short-term and volatile planning
- Confirmation of dividend increase for current financial year
- Growth path will be continued

REPORT FOR THE FIRST THREE QUARTERS OF 2008

Mayr-Melnhof Group Key Indicators

(according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter		
(consolidated, in millions of EUR)	**Jan. 1 - Sep. 30, 2008**	Jan. 1 - Sep. 30, 2007	+/-
Sales	1,338.8	1,292.5	+3.6 %
EBITDA	173.7	196.9	-11.8 %
EBITDA margin (%)	13.0 %	15.2 %	
Operating profit	110.9	132.2	-16.1 %
Operating margin (%)	8.3 %	10.2 %	
Profit before tax	113.7	134.3	-15.3 %
Income tax expense	(35.3)	(42.4)	
Profit for the period	78.4	91.9	-14.7 %
Net profit margin (%)	5.9 %	7.1 %	
Basic and diluted earnings per share (in EUR)	3.53	4.11	
Cash earnings	141.5	156.5	-9.6 %
Cash earnings margin (%)	10.6 %	12.1 %	
Capital expenditures	70.3	69.4	+1.3 %
Depreciation and amortization	64.1	65.6	-2.3 %

	Balance sheet date	
	Sep. 30, 2008	Dec. 31, 2007
Total equity (in millions of EUR)	937.4	933.9
Total assets (in millions of EUR)	1,479.1	1,533.5
Total equity to total assets (%)	63.4 %	60.9 %
Net liquidity (in millions of EUR)	176.7	172.5
Enterprise value (in millions of EUR)	1,181.4	1,658.3
Employees	8,274	8,657

Group Report

DEAR SHAREHOLDERS,

As forecasted development of your Company's third quarter results was characterized by continued cost pressure resulting from a further price increase of crude oil related input factors, especially natural gas, as well as from significantly increasing market-related downtime in cartonboard production. Thus, the market slowdown which has already been documented for four quarters was continuing under extremely high cost pressure as expected. At EUR 78.4 million the profit for the period of the first three quarters of 2008 came in 14.7 % below last year's level.

MM Packaging succeeded in stabilizing the profit through increased sales and gains in productivity, which however was not possible for MM Karton mainly due to downtime cost in the third quarter and increased energy prices. Since this fall MM Karton has therefore been pursuing an increase in cartonboard prices, of which the overall effect will not be assessable before the first quarter of 2009.

Due to the generation of persistently high cash flows we confirm the continuation of the dynamic dividend policy for the current year.

For the forthcoming period of further economic slowdown our focus will center on safeguarding our assets as well as maintaining our growth path. The strength of our balance sheet and of our market position opens up good prospects for new opportunities.

STATEMENT OF INCOME

The Group recorded an increase in consolidated sales by 3.6 % to EUR 1,338.8 million (1-3Q 2007: EUR 1,292.5 million) resulting from slight volume gains in both divisions.

CONSOLIDATED SALES BY DESTINATION (according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter	
(in %)	**Jan. 1 - Sep. 30, 2008**	Jan. 1 - Sep. 30, 2007
Western Europe	67.4 %	69.4 %
Eastern Europe	24.4 %	24.4 %
Asia	3.9 %	2.5 %
Other overseas	4.3 %	3.7 %
Total	**100.0 %**	**100.0 %**

The operating profit decreased by 16.1 % to EUR 110.9 million (1-3Q 2007: EUR 132.2 million). This decline is attributable to considerably lower profit contribution from cartonboard production due to significant increases in input factor costs and decreasing capacity utilization in the third quarter as well as the lacking profit contribution from the recovered paper companies sold.

In the first quarter, expenses of EUR 22.6 million were recorded for the closure of the Bulgarian board mill MM Nikopol, while proceeds in the amount of EUR 20.0 million were realized from the sale of the recovered paper company Joh. Spiehs and the recovered paper companies "Papyrus Group" and Parek.

In an environment critical for investments an ongoing stable financial income of EUR 10.7 million (1-3Q 2007: EUR 10.5 million) was generated while financial expenses amounted to EUR -5.6 million (1-3Q 2007: EUR -6.7 million).

Profit before tax reached EUR 113.7 million compared to EUR 134.3 million in the first three quarters of the previous year.

Income tax expense decreased from EUR 42.4 million to EUR 35.3 million. At 31.0 %, the effective Group tax rate was only slightly below the previous year's level (1-3Q 2007: 31.6 %) despite a lower German corporate tax rate. This effect results mainly from taxation of non-recurrent income from the sale of companies in the first quarter.

The profit for the period amounted to EUR 78.4 million compared to EUR 91.9 million in the reference period of the previous year. With a basic weighted average of 21,751,850 shares outstanding, the earnings per share amounted to EUR 3.53 (1-3Q 2007: EUR 4.11).

ASSETS, CAPITAL AND LIQUID FUNDS

Total equity of the Group stood at EUR 937.4 million as of September 30, 2008 compared to EUR 933.9 million at the end of 2007. This slight increase, in spite of the high profit for the period, results mainly from the purchase of own shares and dividend payments for the 2007 financial year.

Financial liabilities were reduced by EUR 51.8 million to EUR 130.7 million (December 31, 2007: EUR 182.5 million) due to net redemptions. The funds available to the Group stood at EUR 307.4 million as of September 30, 2008 (December 31, 2007: EUR 355.0 million). This results in a net liquidity of the Group of EUR 176.7 million (December 31, 2007: EUR 172.5 million). Non-current assets decreased from EUR 675.8 million as of December 31, 2007 to EUR 648.0 million as of September 30, 2008 mainly due to the closure of the Nikopol board mill and the sale of companies. Due to higher expenditures for the repurchase of own shares and the dividend, current assets at EUR 831.1 million were EUR 26.6 million below the value reported at the end of 2007 (December 31, 2007: EUR 857.7 million).

CASH FLOW DEVELOPMENT

Cash flow from operating activities reached EUR 120.2 million, up EUR 28.9 million compared to the previous year. This increase mainly results from working capital reduction and lower payments for income taxes.

Cash flow from investing activities changed from EUR +20.7 million to EUR -152.3 million. This difference is mainly attributable to the acquisition of Austrian federal bonds.

Net payments for the purchase of tangible and intangible assets amounted to EUR -70.9 million, thus, exceeding the previous year's level (1-3Q 2007: EUR -66.8 million). The investing focus was on new machinery and extensions in the cartonboard processing segment.

Cash flow from financing activities amounted to EUR -127.7 million compared to EUR -61.0 million a year earlier. The increased outflow of funds is essentially due to higher net redemptions of interest bearing financial liabilities and expenditures for own shares.

DEVELOPMENT IN THE THIRD QUARTER

The development of MM Karton in the third quarter was affected by a sharp increase in energy prices and high downtime cost while selling prices remained largely stable. At 86 % the average capacity utilization was clearly lower than in the previous quarter (2Q 2008: 96 %; 3Q 2007: 99.5 %). The easing on the fibers markets, particularly for recovered paper, continued only on a very slow pace. Despite maximal price discipline the operating margin of MM Karton declined to 2.0 % compared to 5.3 % in the second quarter (3Q 2007: 8.2 %).

The development of MM Packaging was steady as expected, with an operating margin attaining 10.1 % (2Q 2008: 9.6 %; 3Q 2007: 10.9 %).

The Group's operating profit amounted to EUR 30.6 million after EUR 35.9 million in the second quarter (3Q 2007: EUR 46.7 million). The profit for the period decreased from EUR 28.1 million to EUR 23.0 million compared to the previous quarter (3Q 2007: EUR 32.7 million).

OUTLOOK

Against a backdrop of anticipated deflation we see extremely short-term and volatile planning of our customers. Thus, an estimate of the results for the full year is currently still not possible. Due to seasonality we expect fourth quarter order intake to be lower than in the previous quarters. Consequently comprehensive temporary downtime throughout the Group is planned for the second half of December.

However, we already see the trend reversal of costs, which we forecasted for the turn of the year, getting confirmed for recovered paper and energy. This may temporarily cushion the effect on results from an increasingly tightening demand situation.

The Group has adjusted itself for a decline in consumption in the next periods and has prepared appropriate measures. Our investing activity remains focused on cost cutting measures and growth in new markets bordering Europe.

The prospects for bringing in new business and acquisitions are good. We have adequate funds and resources to use these prospects at the right moment. MM will continue its growth path.

DIVISIONS

MM Karton

Against a backdrop of declining demand the planning horizon of our customers has become considerably shorter in the course of this year. The average order backlog in the first three quarters of 2008 stood at 54,000 tons compared to an atypically high level of 188,000 tons a year earlier. Nevertheless, MM Karton was successful in maintaining its market shares in spite of maximal price discipline.

Due to the highly satisfactory sales performance in the first half of this year the tonnage sold amounted to 1,240,000 tons for the first three quarters and was thus still slightly above prior-year level (1-3Q 2007: 1,230,000 tons). Approximately 80 % of this volume was sold in Europe and 20 % in non-European markets (1-3Q 2007: 85 %; 15 %). In contrast, the volume produced decreased slightly by 3.3 % to 1,228,000 tons (1-3Q 2007: 1,270,000 tons), resulting in an average capacity utilization at MM Karton of 93 % (1-3Q 2007: 98 %). While downtime was limited to smaller mills before the summer months, all mills have been affected by selected downtime since mid-year.

On the procurement side, further significant price increases were recorded most notably for energy, especially natural gas, and other crude oil related input factors. The expected easing in prices for recovered paper has developed only very haltingly so far.

Sales increased just slightly from EUR 683.1 million to EUR 687.2 million due to volume while average prices remained largely constant. The operating profit, however, decreased significantly by 37.9 % from EUR 56.0 million to EUR 34.8 million as a result of the surging costs. Hence, the operating margin declined to 5.1 % (1-3Q 2007: 8.2 %).

DIVISIONAL INDICATORS MM KARTON (according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter		
(in millions of EUR)	**Jan. 1 - Sep. 30, 2008**	Jan. 1 - Sep. 30, 2007	+/-
Sales [1]	687.2	683.1	+0.6 %
Operating profit	34.8	56.0	-37.9 %
Operating margin (%)	5.1 %	8.2 %	
Tonnage sold (in thousands of tons)	1,240	1,230	+0.8 %
Tonnage produced (in thousands of tons)	1,228	1,270	-3.3 %

[1] including interdivisional sales

MM Packaging

Parallel to the accelerating economic slowdown, also European folding carton markets are increasingly facing more cautious planning by customers. A large number of our accounts from the consumer goods industry is already noticing - to a varying extent - a beginning reluctance in consumer spending.

Due to the capture of new market shares, particularly the new business procured in the previous year, MM Packaging continued recording a growth rate disproportionate to the market in the reporting period.

The tonnage processed increased to 505,000 tons, up 3.1 % (1-3Q 2007: 490,000 tons).

Based on the encouraging increase in volume and continuous gains in productivity, MM Packaging so far largely stabilized results, despite ongoing challenges from cost and price pressure. Further savings and optimizations within site network will however be demanded.

In this connection the production of the Russian folding carton plant MM Packaging St. Petersburg will be transferred to the larger affiliated site of MM Polygrafoformlenie Packaging, St. Petersburg, in December 2008.

Sales rose by EUR 38.8 million to EUR 755.3 million, which represents a growth of 5.4 %. Due to increases in costs and shifts in the sales mix the operating profit amounting to EUR 76.1 million remained at the previous year's level. The operating margin was therefore 10.1 % (1-3Q 2007: 10.6 %).

DIVISIONAL INDICATORS MM PACKAGING (according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter		
(in millions of EUR)	Jan. 1 - Sep. 30, 2008	Jan. 1 - Sep. 30, 2007	+/-
Sales [1]	755.3	716.5	+5.4 %
Operating profit	76.1	76.2	-0.1 %
Operating margin (%)	10.1 %	10.6 %	
Tonnage processed (in thousands of tons)	505	490	+3.1 %

[1] including interdivisional sales

Expansion Turkey

According to strategy, MM Packaging continued expansion in dynamic markets and acquired a 60 % shareholding in the Turkish folding carton producer Superpak, located in Izmir. By the acquisition of the well established folding carton company MMP entered the dynamic Turkish packaging market for fast moving consumer goods. The company will be integrated into the Division and the Group in the fourth quarter of 2008.

Consolidated Income Statements

(according to IFRS for interim financial reporting, unaudited)

	3rd Quarter		1st - 3rd Quarter	
(all amounts in thousands of EUR, except per share data)	**Jul. 1 - Sep. 30, 2008**	Jul. 1 - Sep. 30, 2007	**Jan. 1 - Sep. 30, 2008**	Jan. 1 - Sep. 30, 2007
Sales	443,809.0	455,246.2	1,338,753.5	1,292,453.4
Cost of sales	(354,928.7)	(348,767.9)	(1,052,542.5)	(985,913.6)
Gross margin	**88,880.3**	**106,478.3**	**286,211.0**	**306,539.8**
Other operating income	3,023.7	3,157.8	8,916.3	7,345.9
Selling and distribution expenses	(42,426.3)	(44,209.0)	(127,407.8)	(127,386.7)
Administrative expenses	(18,701.2)	(18,562.2)	(56,165.9)	(53,705.1)
Other operating expenses	(189.8)	(198.2)	(641.6)	(582.7)
Operating profit	**30,586.7**	**46,666.7**	**110,912.0**	**132,211.2**
Gain from disposal of businesses	0.0	0.0	19,992.1	0.0
Result from wound up activities	0.0	0.0	(22,578.8)	0.0
Financial income	3,354.3	3,719.3	10,718.8	10,472.8
Financial expenses	(1,513.6)	(2,236.7)	(5,599.2)	(6,743.2)
Other income (expenses) – net	(65.4)	(1,016.0)	229.4	(1,668.4)
Profit before tax	**32,362.0**	**47,133.3**	**113,674.3**	**134,272.4**
Income tax expense	(9,343.8)	(14,444.2)	(35,279.9)	(42,399.9)
Profit for the period	**23,018.2**	**32,689.1**	**78,394.4**	**91,872.5**
Attributable to:				
Shareholders of the Company	22,402.7	31,984.2	76,735.8	90,491.3
Minority interests	615.5	704.9	1,658.6	1,381.2
Profit for the period	**23,018.2**	**32,689.1**	**78,394.4**	**91,872.5**
Earnings per share for the profit attributable to the shareholders of the Company during the period:				
Basic and diluted (in EUR)	1.04	1.45	3.53	4.11

Consolidated Balance Sheets

(according to IFRS for interim financial reporting, unaudited)

(all amounts in thousands of EUR)	Notes	End of 3rd Quarter Sep. 30, 2008	Year End Dec. 31, 2007
ASSETS			
Property, plant and equipment	3	573,452.4	598,803.0
Investment property		1,797.3	1,913.0
Intangible assets including goodwill	3	55,516.5	55,919.6
Available-for-sale financial assets		2,364.7	1,540.4
Other financial assets		5,644.4	6,123.3
Deferred income taxes		9,190.0	11,529.0
Non-current assets		**647,965.3**	**675,828.3**
Inventories		236,278.8	252,733.5
Trade receivables		248,202.0	203,880.6
Income tax receivables		11,445.3	9,686.3
Prepaid expenses and other current assets		30,165.3	37,871.2
Available-for-sale financial assets		114,231.0	3,000.0
Cash and cash equivalents		190,781.7	350,494.1
Current assets		**831,104.1**	**857,665.7**
TOTAL ASSETS		**1,479,069.4**	**1,533,494.0**
EQUITY AND LIABILITIES			
Share capital		88,000.0	88,000.0
Additional paid-in capital		168,453.4	168,453.4
Treasury shares	5	(33,546.3)	(100.1)
Retained earnings		690,215.9	650,462.3
Other reserves		(794.0)	(185.3)
Equity attributable to shareholders of the Company		**912,329.0**	**906,630.3**
Minority interests		25,090.8	27,265.8
Total equity		**937,419.8**	**933,896.1**
Interest bearing financial liabilities	6	73,940.0	114,329.1
Provisions for other non-current liabilities and charges		77,476.9	81,172.7
Deferred income taxes		36,753.9	39,976.8
Non-current liabilities		**188,170.8**	**235,478.6**
Interest bearing financial liabilities	6	56,792.7	66,631.2
Financial lease liabilities	6	0.0	1,540.0
Liabilities and provisions for income tax		6,757.7	4,199.9
Trade liabilities		145,029.8	157,831.1
Deferred income and other current liabilties		40,112.9	53,800.1
Provisions for other current liabilities and charges		104,785.7	80,117.0
Current liabilities		**353,478.8**	**364,119.3**
Total liabilities		**541,649.6**	**599,597.9**
TOTAL EQUITY AND LIABILITIES		**1,479,069.4**	**1,533,494.0**

Consolidated Statements of Changes in Equity

(Condensed version according to IFRS for interim financial reporting, unaudited)

		1st - 3rd Quarter							
		Equity attributable to shareholders of the Company							
(all amounts in thousands of EUR)	Notes	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves [1]	Total	Minority interests	Total equity
Balance at January 1, 2008		**88,000.0**	**168,453.4**	**(100.1)**	**650,462.3**	**(185.3)**	**906,630.3**	**27,265.8**	**933,896.1**
Profit for the period					76,735.8		76,735.8	1,658.6	78,394.4
Profit (loss) directly recognized in equity, net of tax						(608.7)	(608.7)	(41.7)	(650.4)
Total profit for the period		**0.0**	**0.0**	**0.0**	**76,735.8**	**(608.7)**	**76,127.1**	**1,616.9**	**77,744.0**
Dividends paid	5				(36,982.2)		(36,982.2)	(1,181.0)	(38,163.2)
Business combinations and dispositions							0.0	(2,610.9)	(2,610.9)
Purchase of treasury shares at cost	5			(33,446.2)			(33,446.2)		(33,446.2)
Balance at September 30, 2008		**88,000.0**	**168,453.4**	**(33,546.3)**	**690,215.9**	**(794.0)**	**912,329.0**	**25,090.8**	**937,419.8**
Balance at January 1, 2007		**87,240.0**	**169,213.4**	**(54,477.3)**	**623,189.5**	**3,504.4**	**828,670.0**	**22,796.2**	**851,466.2**
Profit for the period					90,491.3		90,491.3	1,381.2	91,872.5
Profit (loss) directly recognized in equity, net of tax						(1,724.1)	(1,724.1)	(517.5)	(2,241.6)
Total profit for the period		**0.0**	**0.0**	**0.0**	**90,491.3**	**(1,724.1)**	**88,767.2**	**863.7**	**89,630.9**
Dividends paid					(30,827.5)		(30,827.5)	(1,259.3)	(32,086.8)
Capital contribution by minority shareholders							0.0	2,679.8	2,679.8
Business combinations and dispositions							0.0	(411.5)	(411.5)
Capital increase funded from the Company's own resources		8,760.0	(8,760.0)				0.0		0.0
Purchase of treasury shares at cost				(2,281.7)			(2,281.7)		(2,281.7)
Cancellation of treasurey shares		(8,000.0)	8,000.0	56,759.0	(56,759.0)		0.0		0.0
Balance at September 30, 2007		**88,000.0**	**168,453.4**	**0.0**	**626,094.3**	**1,780.3**	**884,328.0**	**24,668.9**	**908,996.9**

[1] Other reserves comprise the profit (loss) directly recognized in equity from the valuation of available-for-sale financial assets and derivative financial investments as well as differences from foreign currency translation.

Consolidated Cash Flow Statements

(Condensed version according to IFRS for interim financial reporting, unaudited)

		1st - 3rd Quarter	
(all amounts in thousands of EUR)	Notes	**Jan. 1 - Sep. 30, 2008**	Jan. 1 - Sep. 30, 2007
Cash flow from operating activities	7	120,247.3	91,320.1
Cash flow from investing activities		(152,275.3)	20,714.0
Cash flow from financing activities		(127,655.8)	(61,042.9)
Effect of exchange rate changes on cash and cash equivalents		(28.6)	(542.5)
Net change in cash and cash equivalents (< 3 months)		**(159,712.4)**	**50,448.7**
Cash and cash equivalents (< 3 months) at the beginning of the period		350,494.1	292,427.2
Cash and cash equivalents (< 3 months) at the end of the period		**190,781.7**	**342,875.9**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:			
Current and non-current available-for-sale financial assets		116,595.7	4,162.8
Total funds available to the Group		**307,377.4**	**347,038.7**

Notes to the Consolidated Quarterly Financial Statements

(1) BASIC ACCOUNTING PRINCIPLES

The condensed quarterly consolidated financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with IFRS for interim financial reporting as adopted by the European Union.

These condensed quarterly consolidated financial statements have been prepared using the same accounting principles as for the consolidated financial statements as of December 31, 2007. The amendments to existing standards as published in the Official Journal of the European Union and effective since January 1, 2008, have not shown significant impact on the Group's financial statements and financial position.

(2) DISPOSAL OF BUSINESSES AND WOUND UP ACTIVITIES

In February 2008 the division MM Karton sold its 100 % stake in Joh. Spiehs & Co GmbH. In March 2008 the disposal of its majority interest of 63.34 % in "Papyrus" Altpapierservice Handelsgesellschaft m.b.H. and its two subsidiaries as well as the majority interest of 94.45 % in PAREK Papierverwertungs Gesellschaft m.b.H. followed. These companies are in the business of recovered paper collection predominantly in Austria.

These transactions result in a profit before tax amounting to thous. EUR 19,992.1.

In Bulgaria the production activities of Mayr-Melnhof Nikopol A.D. are being ceased.

As a result of this step, winding up expenses concerning the impairment of buildings and technical equipment totalling thous. EUR 22,578.8 have been recorded in the first three quarters of 2008.

(3) DEVELOPMENT OF FIXED ASSETS

The Group spent a total of thous. EUR 70,293.0 (1-3Q 2007: thous. EUR 69,412.3) on acquiring property, plant and equipment and intangible assets in the first three quarters of 2008.

Depreciation and amortization on "Property, plant and equipment", "Intangible assets including goodwill" and "Investment property" amounted to thous. EUR 64,144.7 (1-3Q 2007: thous. EUR 65,635.7). The decline in property, plant and equipment since year-end 2007 is mainly attributable to winding up of the Nikopol mill.

Net book values of "Property, plant and equipment" and "Intangible assets including goodwill" are composed as follows:

	End of 3rd Quarter	Year End
(all amounts in thousands of EUR)	Sep. 30, 2008	Dec. 31, 2007
Lands, similar land rights and buildings	219,119.0	216,797.6
Technical equipment and machines	275,704.0	300,508.0
Other equipment, fixtures and fittings	29,615.0	31,997.5
Payments on account and construction in progress	49,014.4	49,499.9
Property, plant and equipment	**573,452.4**	**598,803.0**

	End of 3rd Quarter	Year End
(all amounts in thousands of EUR)	Sep. 30, 2008	Dec. 31, 2007
Concessions, licenses and similar rights, and payments on account	2,599.0	3,035.1
Goodwill	51,342.5	50,994.5
Other intangible assets	1,575.0	1,890.0
Intangible assets including goodwill	**55,516.5**	**55,919.6**

(4) PURCHASE COMMITMENTS

On September 30, 2008, purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amounted to approximately thous. EUR 22,145.8 (December 31, 2007: thous. EUR 32,689.3).

(5) EQUITY

Share Repurchase Program

Since November 27, 2007 the Mayr-Melnhof Group has repurchased own shares. In accordance with the Austrian Companies Act the share repurchase program limits the maximum repurchase volume to 10 % of the capital stock of Mayr-Melnhof Karton AG. In the first three quarters of 2008, the Group has repurchased 542,442 own shares for thous. EUR 33,446.2. Therefore, on September 30, 2008 the Group held 543,767 own shares which is equivalent to 2.47 % of the capital stock. The 14th Ordinary Shareholders' Meeting held on May 7, 2008 authorized the Management Board to repurchase treasury shares on or outside the stock exchange up to and including November 7, 2010 and concurrently withdrew last year's approval for the period from April 25, 2007 to October 25, 2008. All transactions are published on the Internet at www.mayr-melnhof.com.

Dividend

A dividend of EUR 1.70 per voting share was resolved for the year 2007 (2006: EUR 1.40 - adapted to number of shares after share split 1:2) and was due on May 21, 2008. By September 30, 2008, the Group distributed to the shareholders a total of thous. EUR 36,982.2 (September 30, 2007: thous. EUR 30,827.5).

(6) FINANCIAL LIABILITIES

Financial liabilities of the Group are as follows:

	End of 3rd Quarter	Year End
(all amounts in thousands of EUR)	**Sep. 30, 2008**	Dec. 31, 2007
Non-current interest bearing financial liabilities	73,940.0	114,329.1
Current interest bearing financial liabilities	56,792.7	66,631.2
Interest bearing financial liabilities	**130,732.7**	**180,960.3**
Current financial lease liabilities	0.0	1,540.0
Total financial liabilities	**130,732.7**	**182,500.3**

(7) CASH FLOW FROM OPERATING ACTIVITIES

The cash flow from operating activities and income taxes paid are as follows:

	1st - 3rd Quarter	
(all amounts in thousands of EUR)	**Jan. 1 - Sep. 30, 2008**	Jan. 1 - Sep. 30, 2007
Cash flow provided by operating activities excluding interest and taxes paid	155,708.8	135,805.1
Income taxes paid	(35,461.5)	(44,485.0)
Cash flow from operating activities	**120,247.3**	**91,320.1**

(8) DISCLOSURE ON TRANSACTIONS WITH RELATED PARTIES

In the first three quarters of 2008 and 2007, respectively, no material business transactions were concluded between the Group and related parties. Transactions are carried out on an arm's length basis. The respective sales, receivables and liabilities are not of substantial importance.

(9) SUBSEQUENT EVENTS

No events that require disclosure took place between the balance sheet date September 30, 2008, and the publication approval on November 12, 2008.

Quarterly Overview

(according to IFRS for interim financial reporting, unaudited)

MAYR-MELNHOF GROUP

(consolidated, in millions of EUR)	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007	**1st Quarter 2008**	**2nd Quarter 2008**	**3rd Quarter 2008**
Sales	421.3	415.9	455.3	444.5	452.9	442.0	443.9
EBITDA	63.7	65.5	67.7	59.1	62.3	59.4	52.0
EBITDA margin (%)	15.1 %	15.7 %	14.9 %	13.3 %	13.8 %	13.4 %	11.7 %
Operating profit	42.2	43.3	46.7	37.2	44.4	35.9	30.6
Operating margin (%)	10.0 %	10.4 %	10.3 %	8.4 %	9.8 %	8.1 %	6.9 %
Profit before tax	42.9	44.3	47.1	36.6	42.4	38.9	32.4
Income tax expense	(14.2)	(13.7)	(14.5)	(11.9)	(15.1)	(10.8)	(9.4)
Profit for the period	28.7	30.5	32.7	24.7	27.3	28.1	23.0
Net profit margin (%)	6.8 %	7.3 %	7.2 %	5.6 %	6.0 %	6.4 %	5.2 %
Earnings per share (basic and diluted in EUR)	1.29[1]	1.37	1.45	1.11	1.23	1.26	1.04

[1] adapted to number of shares after share split 1:2

DIVISIONS

MM Karton

(in millions of EUR)	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007	**1st Quarter 2008**	**2nd Quarter 2008**	**3rd Quarter 2008**
Sales [1]	219.7	229.6	233.8	241.3	240.0	230.3	216.9
Operating profit	17.5	19.3	19.2	16.6	18.4	12.1	4.3
Operating margin (%)	8.0 %	8.4 %	8.2 %	6.9 %	7.7 %	5.3 %	2.0 %
Tonnage sold (in thousands of tons)	403	417	410	425	427	421	392
Tonnage produced (in thousands of tons)	407	423	440	412	430	427	371

[1] including interdivisional sales

MM Packaging

(in millions of EUR)	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007	**1st Quarter 2008**	**2nd Quarter 2008**	**3rd Quarter 2008**
Sales [1]	236.0	227.1	253.4	242.1	248.7	247.2	259.4
Operating profit	24.7	24.0	27.5	20.6	26.0	23.8	26.3
Operating margin (%)	10.5 %	10.6 %	10.9 %	8.5 %	10.5 %	9.6 %	10.1 %
Tonnage processed (in thousands of tons)	162	157	171	163	165	171	169

[1] including interdivisional sales

The Management Board
of Mayr-Melnhof Karton AG

Mayr-Melnhof Shares

Relative Performance of MM Shares 2008 (December 28, 2007 = 100)



MM
ATX
120
100
80
60
40
20
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.

Share price (closing price)	
as of Nov. 7, 2008	50.43
2008 High	76.40
2008 Low	47.21
Stock performance (Year-end 2007 until Nov. 7, 2008)	-31.98 %
Number of shares issued	22 million
Market capitalization as of Nov. 7, 2008 (in millions of EUR)	1,073.05
Trading volume (average per day 1-30. 2008 in millions of EUR)	3.23

FINANCIAL CALENDER 2009

March 18, 2009	Financial results for 2008
April 29, 2009	15th Ordinary Shareholders' Meeting - Vienna
May 6, 2009	Ex-dividend day
May 13, 2009	Dividend payment date
May 14, 2009	Results for the 1st quarter of 2009
August 19, 2009	Results for the 1st half-year of 2009
November 12, 2009	Results for the 3rd quarter of 2009

EDITORIAL INFORMATION

Editor (publisher): Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna

For further information, please contact:
Stephan Sweerts-Sporck
Investor Relations
Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

END